pE
3-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2002

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

100 Queen Street

Melbourne Victoria 3000

Australia

(*Address of principal executive office*)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 1 March 2002

ANZ to auction corner piano for charity

ANZ today announced it would auction its quirky 'corner piano' featured in ANZ's Spring Home Loan Campaign, *Change your home to suit your life*, to raise money for the Starlight Children's Foundation.

"The piano will be listed on the Starlight Charity auctions site on *www.ebay.com.au* from 1 March 2002 where people can bid for the piano," said the Head of Marketing for ANZ Mortgages, Mr John Harries.

"It's a full-size piano that has been cut in half and modified to fit in a corner. Although it doesn't work, it does have all its keys and is quite strange-looking – it would make a great conversation piece for a music shop, bar or restaurant.

"We are expecting a good response, as ANZ has already had numerous offers from people wanting to purchase the corner piano," Mr Harries said.

Developed by M&C Saatchi, the print advertisement featuring the corner piano is one in a series of advertisements for the *Change your home to suit your life* advertising campaign, which was launched last year. The campaign includes television, press and magazine advertising, branch point-of-sale, an internet campaign and outdoor material.

"Donating the proceeds of this auction is a way for ANZ to put something back into the community," said Mr Harries.

Members of the public will be able to bid for the piano online by visiting www.ebay.com.au. Click on the 'community' icon then the 'Charity' icon and select the Starlight Foundation's auction page.

For more information about the Starlight Charity auctions, log on to www.ebay.com.au or visit www.anz.com.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 1 March 2002

ANZ to address pre-1996 personal loan errors

ANZ today announced it would compensate customers who suffered financial loss as a result of documentation errors for fixed interest personal loans taken out between 1985 and 1996.

The documentation errors relate only to some ANZ fixed interest personal loans taken out between 28 February 1985 and 31 October 1996. The errors range from mistakes such as having the wrong date on the credit contract where no financial loss has occurred and compensation is not payable, to compensatable errors where there has been financial loss to the customer such as failing to properly rebate credit insurance premiums.

The errors are a breach of the Credit Act in force between 1985 and 1996 in Victoria, New South Wales, Australian Capital Territory and Western Australia, and between 1989 and 1996 in Queensland. The Credit Acts have since been repealed and replaced by the Uniform Consumer Credit Code.

ANZ estimates around 6,000 customers may be entitled to some form of financial compensation.

The decision by ANZ follows discussion with legal firm Maurice Blackburn Cashman and an ANZ investigation that indicated the errors had resulted from faulty documentation procedures and inadequate staff training. Since 1996 ANZ has overhauled its systems and training procedures ensuring there has been no repeat of the errors and that ANZ is compliant with the Uniform Consumer Credit Code.

ANZ Head of Personal Financial Services Mr Peter Hawkins said ANZ apologised to all fixed interest personal loan customers who had been affected by the documentation errors.

"While the errors occurred between seven and sixteen years ago, it is not acceptable that these types of error have occurred at any time. We are committed to providing customers who have incurred financial loss with appropriate compensation," Mr Hawkins said.

Advertisements advising fixed interest personal loan customers of the potential errors and the process for contacting ANZ and seeking compensation will appear in newspapers around Australia over the next month.

Customers who wish to find out if any of their personal loan contracts with ANZ are affected can call ANZ on 1800-353 969 during business hours. Customers can also obtain additional information on compensation by contacting Maurice Blackburn Cashman Lawyers on 1-800-088 700.

For media enquiries, contact:

Paul Edwards, Head of Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 19 March 2002

ANZ appoints Customer Advocate

ANZ today announced the appointment of Mr Bill Robinson as Customer Advocate, a new independent and senior position designed to ensure satisfactory resolution of customer issues and complaints.

The appointment of the Customer Advocate was foreshadowed in the 2001 ANZ Customer Charter, which made a series of promises to provide customers with better service including an improved complaint resolution process. Mr Robinson will be responsible for providing an independent and impartial approach to negotiating resolution of personal customer complaints and disputes where a complaint has not been resolved to a customer's satisfaction by ANZ's internal complaint resolution procedures.

Mr Robinson is presently Chief Executive Officer of the Legal Practice Board of Victoria and Chairman of the External Audit Committee of the State Revenue Office of Victoria. For six years prior to his present position, he was a Commission Member of the Australian Securities Commission. He has legal training and extensive legal management experience in senior State and Federal Government positions, including negotiation and resolution of disputes and litigation.

ANZ Chief Executive Officer Mr John McFarlane said Mr Robinson's appointment was a signal of the bank's commitment to addressing protracted customer service issues and ensuring prompt and fair problem resolution.

"Bill's appointment will also help promote the importance of quality management and service recovery issues within ANZ and manage adherence to the existing Customer Charter and future improvements. ANZ is serious about this role making a difference and I am pleased we have attracted someone of his seniority and experience to the role," Mr McFarlane said.

Mr Robinson's appointment is a further step in improving ANZ's relationship with customers and the community. It follows the introduction of the ANZ Customer Charter and fee-free transaction banking for over 60s and Commonwealth Health Card Holders in 2001, and lower cost personal banking accounts in 2002.

The Customer Advocate will complement, not substitute, the Australian Banking Industry Ombudsman to whom customers will continue to have access. Mr Robinson will take up his position on 6 May 2002.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Telephone: 03-9273 6955 or 0409-655 550 (mobile)
Email: edwardp12@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 18 March 2002

ANZ launches new free financial planning service at ANZ Mt Waverley

ANZ today announced that Forward Planner, its new free financial advice service targeted at first time investors, will be offered through its Mt Waverley branch.

The branch is among 19 in Victoria, NSW and the ACT selected to introduce the Forward Planner service which offers free investment advice for people with $5,000 or more to invest.

Forward Planner is a simple strategy combining saving and investment choices where customers can invest in a range of managed funds designed to grow over a period of time, while continuing to save.

"With just $5000 you can get your money working harder. Some people want help with financial goals over one to two years such as saving for a house deposit, a car or a holiday. Others want to save for school fees or are looking for longer term wealth creation," according to ANZ investment consultant Ms Moira McGee.

Forward Planner is designed for people who historically have been savers, but realise to get ahead, they have to become investors. A qualified ANZ Investment Consultant will assess the investor's current financial position and financial goals, then tailor an investment solution.

Forward Planner encourages customers to enjoy the best of both worlds by saving money in a competitive interest rate cash vehicle (ANZ V2 PLUS) and investing funds in Forward Planner - ANZ Investment Trusts.

"Forward Planner opens up tremendous opportunities for people who can now plan for a wealthier future," Ms McGee said.

For media enquiries contact:
Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

ANZ

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For release: 11:30 am Monday, 4 March 2002

Newspaper job advertisements down 5.4% in February

The number of job advertisements in major metropolitan newspapers fell by 5.4% in February to an average of 20,762 per week (seasonally adjusted).

Although this fall was the largest since March last year, it follows a 12.5% increase in January which was, as noted last month, the fifth largest rise in the 27-year history of this series. Compared with February last year, the number of newspaper job advertisements was down by 5.6% - the smallest year-on-year decline since August 2000.

As with January's increase, more than three-quarters of last month's decline occurred in New South Wales, where the number of job advertisements fell by 10.9% after rising by 26.9% in January. For the rest of Australia, the number of newspaper job advertisements fell by 1.7% following a 4.5% increase in January.

February's fall was not large enough to unwind the upward trend established by January's outsized increase. The trend estimate of newspaper job advertisements rose by 1.7% in February, following increases of 1.8% in January (revised from 1.6%) and 1.7% in December 2000, to be 5.4% lower than in February 2001.

The number of job advertisements on internet sites monitored by ANZ rose by 25.7% in February – the first increase since February last year. While last month's gain may be partly seasonal (the internet series has not been running sufficiently long for the ABS to be able to derive seasonally adjusted estimates), it is more than three times larger than the increases which occurred in February last year (7.4%) or February 2000 (7.8%). Even with this increase, however, the level of internet advertising in February was still 41.4% below the peak attained in September 2000.

The total number of job advertisements in newspapers and on internet sites covered by ANZ rose (in seasonally unadjusted terms) by 21.9% last month to be 23.5% below the corresponding total for February 2001. As we have noted in previous months, however, ANZ cautions against attaching any significant meaning to this total (or to movements in it) for the time being, given the different conceptual bases for measuring newspaper and internet advertising volumes, the inability (until mid-2004, according to ABS advice) to derive seasonally adjusted estimates, and the lack of any history to guide interpretations.

"The fall in the number of job advertisements in February is no surprise after such an unusually large increase in January," ANZ Chief Economist Saul Eslake said. "Indeed, much the same can be expected to occur with the official employment figures for February, after January's extraordinary 101,800 gain.

"However, February's fall was not large enough to invalidate the conclusion that there has been a genuine improvement in employers' hiring intentions so far this year.

"Such an improvement would be consistent with a broad range of other evidence pointing to a significant improvement in business confidence since late last year, including most recently last week's news of a sharp rise in investment intentions for the coming financial year.

.../2

"There is now every reason to expect that employment growth in the current financial year will exceed the Government's Mid-Year Review forecast of ¾%, perhaps by more than ¼ pc point.

"However, as we noted last month, in the months immediately ahead the improving prospects of finding employment may induce previously discouraged job seekers to resume the search for work, and thus become 'unemployed' according to the Statistics Bureau's definition, as opposed to 'not in the labour force'. As a result, it may be some months before the unemployment rate falls noticeably below January's level of 7%," Mr Eslake said.

Mr Eslake said the improving outlook for employment, combined with other evidence of continued strength in the Australian economy, increases the likelihood that interest rates will increase later this year.

"The Reserve Bank has already noted, in last month's Monetary Policy Statement and in a subsequent speech by the Deputy Governor, that the risks to inflation and growth going forward are no longer as skewed to the downside as they appeared to be late last year, when the Bank cut the cash rate to a 30-year low," said Mr Eslake.

"The ANZ job advertisements series has proved to be a consistently reliable leading indicator of turning points in the interest rate cycle over the past two decades and it now appears to be clearly signalling that interest rates will begin rising within the next six months." (See chart on page 4).

As noted earlier, the number of newspaper job advertisements fell by 10.9% in New South Wales last month, but this followed a 26.9% increase in January. The underlying trend in NSW is now rising by more than 3% per month, faster than in any other State. Job advertisements also declined in the Northern Territory, by 11.8%; in the ACT, by 9.7%; in South Australia, by 4.9%; in Western Australia, by 2.1%; and in Victoria, by 1.3%.

Apart from Victoria, all of these States and Territories recorded large increases in January. The exceptions to the national trend last month were Queensland, where the number of newspaper job advertisements rose by 1.3%, the fourth consecutive increase (to their highest level since August 2000); and Tasmania, where a 6.2% gain more than reversed January's 3.4% decline and restored a (marginally) positive underlying trend.

(Note: For some of the newspapers surveyed, the ANZ Job Advertisements series counts the number of advertisement 'bookings'. Each 'booking' may contain multiple advertisements. In addition, the ANZ series counts classified advertisements only, and does not include display advertisements. For these reasons, it would be incorrect to draw any inference or correlation from the ANZ series regarding advertising volumes or revenues from employment advertising in the newspapers surveyed. The ANZ series is not intended to, and should not, be used to assess the financial performance of any of the newspapers included in it.)

Further comment:	**Data enquiries:**	**Distribution enquiries, changes to fax listings:**
Saul Eslake Chief Economist Phone: (03) 9273 6251	Fiona Allen Phone: (03) 9273 6224	Rita Zonius Media Relations Manager Phone: (03) 9273 6190
Next release: March 2002		**Expected release date:** Monday, 8 April, 2002

Job Advertisements series

Level of newspaper job advertisements and annual employment growth


Weekly average
('000) (seas. adj.)
% change from year earlier
Employment
(right scale)
Newspaper
job ads
(left scale)
45
40
35
30
25
20
15
10
5
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Annual growth in newspaper job advertisements and employment


% change from year earlier
% change from year earlier
Employment
(right scale)
Newspaper job ads,
6 months forward
(left scale)
80
60
40
20
0
-20
-40
-60
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Job Advertisements series

Level of newspaper job advertisements and the unemployment rate


'000 per week
%
45
40
35
30
25
20
15
10
5
4
5
6
7
8
9
10
11
12
Unemployment rate
(inverted; right scale)
Newspaper job ads
(6 months forward;
left scale)
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Annual change in newspaper job advertisements and changes in the official cash rate


80
60 %
40
20
0
-20
-40
-60
120
70
20
-30
-80
Change in the level of the ANZ newspaper
job advertisements series, from year earlier
nine months forward (3-mth moving average,
left hand scale)
Change in the level of the
cash rate, from a year earlier
(right scale)
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Sources: Economics@ANZ; Datastream

Job Advertisements series

Newspaper and internet job advertisements


Weekly average ('000)
(not seas. adj.)
120
100
80
60
40
20
0
Newspapers
Internet sites
2000
2001
2002

Source: Economics@ANZ.

Annual changes in newspaper and internet job advertisements


% change from year earlier
(not seasonally adjusted)
80
60
40
20
0
-20
-40
Total
Internet
Newspapers
00
01
02

Note: There are some important conceptual differences between the measurement of job advertisements in newspapers and on the internet, so that the sum of the two should be interpreted with caution. *Source:* Economics@ANZ.

Job Advertisements series

State and Territory data

New South Wales


'000 per week
15.0
13.0
11.0
9.0
7.0
5.0
92 93 94 95 96 97 98 99 00 01 02

Victoria


'000 per week
10.0
8.0
6.0
4.0
2.0
92 93 94 95 96 97 98 99 00 01 02

Queensland


'000 per week
3.5
3.0
2.5
2.0
1.5
92 93 94 95 96 97 98 99 00 01 02

Western Australia


'000 per week
3.0
2.5
2.0
1.5
1.0
92 93 94 95 96 97 98 99 00 01 02

South Australia


'000 per week
1.8
1.6
1.4
1.2
1.0
0.8
0.6
92 93 94 95 96 97 98 99 00 01 02

Tasmania


'000 per week
0.45
0.40
0.35
0.30
0.25
0.20
92 93 94 95 96 97 98 99 00 01 02

Australian Capital Territory


'000 per week
0.7
0.6
0.5
0.4
0.3
0.2
92 93 94 95 96 97 98 99 00 01 02

Northern Territory


'000 per week
0.35
0.30
0.25
0.20
0.15
96 97 98 99 00 01 02

Seasonally adjusted — Trend

Job Advertisements series

Average number of newspaper job advertisements per week – Australia

	Original	Seasonally adjusted			Trend estimate (a)		
			P.c. change over -			P.c. change over -	
	Number	Number	Month	Year	Number	Month	Year
1997-98	22,388			13.2			
1998-99	25,785			15.2			
1999-00	29,843			15.7			
2000-01	23,135			-22.5			
2000 -							
January	25,730	28,734	-4.6	11.5	29,945	-0.1	15.9
February	33,425	30,064	4.6	13.6	30,013	0.2	14.4
March	32,186	30,270	0.7	13.3	30,231	0.7	13.4
April	26,959	30,117	-0.5	11.2	30,351	0.4	12.1
May	31,743	30,952	2.8	12.9	30,110	-0.8	9.3
June	29,479	29,624	-4.3	5.9	29,358	-2.5	4.5
July	30,052	28,716	-3.1	0.6	28,147	-4.1	-1.9
August	29,909	27,500	-4.2	-5.6	26,753	-5.0	-8.8
September	25,343	22,685	-17.5	-24.5	25,519	-4.6	-14.3
October	27,361	25,303	11.5	-17.4	24,595	-3.6	-18.1
November	24,239	23,527	-7.0	-22.2	23,948	-2.6	-20.3
December	14,360	23,664	0.6	-21.4	23,416	-2.2	-21.9
2001 -							
January	22,726	24,292	2.7	-15.5	22,800	-2.6	-23.9
February	24,496	21,993	-9.5	-26.8	22,012	-3.5	-26.7
March	21,687	20,409	-7.2	-32.6	21,116	-4.1	-30.2
April	17,709	19,803	-3.0	-34.2	20,320	-3.8	-33.0
May	20,369	19,860	0.3	-35.8	19,819	-2.5	-34.2
June	19,374	19,504	-1.8	-34.2	19,569	-1.3	-33.3
July	20,575	19,698	1.0	-31.4	19,474	-0.5	-30.8
August	21,494	19,801	0.5	-28.0	19,435	-0.2	-27.4
September	21,906	19,593	-1.1	-13.6	19,438	0.0	-23.8
October	20,828	19,226	-1.9	-24.0	19,545	0.5	-20.5
November	19,818	19,229	0.0	-18.3	19,789	1.3	-17.4
December	11,900	19,501	1.4	-17.6	20,117	1.7	-14.1
2002 -							
January	20,548	21,941	12.5	-9.7	20,476	1.8	-10.2
February	23,097	20,762	-5.4	-5.6	20,824	1.7	-5.4

(a) The trend estimates have been derived by applying a 13-term Henderson moving average to the seasonally adjusted series. While this smoothing technique enables estimates to be produced for the latest month, it does result in revisions to the most recent six months as additional observations become available. (r) Revised following the annual re-analysis of seasonal factors by the ABS, and the inclusion of data for the Northern Territory.

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
New South Wales -							
2001							
September	7,991	6,897	-3.6	-13.0	6,957	-0.8	-33.1
October	7,431	6,955	0.8	-35.5	7,026	1.0	-29.4
November	6,925	6,850	-1.5	-27.8	7,211	2.6	-25.5
December	3,991	6,950	1.5	-29.7	7,452	3.3	-21.4
2002							
January	7,970	8,822	26.9	-10.5	7,711	3.5	-16.4
February	8,617	7,863	-10.9	-10.2	7,968	3.3	-9.8
Victoria -							
2001							
September	6,814	6,243	0.9	-15.8	6,100	0.2	-19.5
October	6,545	5,996	-4.0	-18.4	6,103	0.0	-17.2
November	6,097	5,982	-0.2	-14.9	6,102	0.0	-15.1
December	3,780	6,162	3.0	-11.6	6,105	0.0	-12.9
2002							
January	5,637	6,184	0.4	-14.8	6,112	0.1	-10.4
February	7,001	6,102	-1.3	-7.3	6,114	0.0	-7.5
Queensland -							
2001							
September	2,661	2,310	0.0	-10.1	2,287	1.3	-12.8
October	2,476	2,239	-3.1	-8.3	2,312	1.1	-6.9
November	2,395	2,307	3.0	1.1	2,352	1.7	-1.1
December	1,443	2,353	2.0	0.8	2,406	2.3	4.5
2002							
January	2,575	2,555	8.6	10.3	2,465	2.5	10.0
February	2,749	2,589	1.3	14.7	2,523	2.4	15.5
South Australia -							
2001							
September	1,414	1,315	1.0	-12.5	1,289	0.2	-15.6
October	1,364	1,258	-4.4	-15.1	1,284	-0.3	-14.6
November	1,362	1,282	1.9	-14.8	1,281	-0.3	-13.7
December	824	1,224	-4.5	-10.8	1,282	0.1	-12.2
2002							
January	1,322	1,352	10.5	-13.2	1,286	0.3	-9.7
February	1,460	1,287	-4.9	-7.3	1,290	0.4	-6.3

The above data are based on information provided by the following newspapers: *The Sydney Morning Herald* and *The Daily Telegraph* (NSW); *The Age* and *The Herald-Sun* (Victoria); *The Courier-Mail* (Queensland); and *The Advertiser* (South Australia). (r) Revised following the annual re-analysis of seasonal factors by the ABS.

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
Western Australia -							
2001							
September	1,943	1,805	1.4	-15.8	1,762	0.6	-20.1
October	1,915	1,738	-3.7	-19.0	1,771	0.5	-16.5
November	1,949	1,752	0.8	-15.4	1,787	0.9	-13.6
December	1,177	1,758	0.4	-11.8	1,808	1.2	-10.5
2002							
January	1,938	1,914	8.9	-10.4	1,833	1.3	-6.5
February	2,091	1,873	-2.1	1.3	1,856	1.2	-1.4
Tasmania -							
2001							
September	335	315	-10.7	-5.1	320	-1.5	-13.9
October	324	314	-0.1	-14.7	316	-1.5	-14.7
November	309	293	-6.8	-24.8	312	-1.0	-15.2
December	239	319	8.7	-12.0	311	-0.4	-15.0
2002							
January	345	308	-3.4	-17.6	312	0.2	-13.7
February	383	327	6.2	-6.8	312	0.2	-11.4
ACT -							
2001							
September	572	538	1.5	-5.2	534	0.1	-7.5
October	571	536	-0.5	-0.3	535	0.1	-6.1
November	545	547	2.1	-5.2	536	0.1	-5.5
December	305	511	-6.5	-9.8	535	-0.1	-5.6
2002							
January	547	566	10.7	-1.8	534	-0.3	-5.9
February	601	511	-9.7	-12.7	532	-0.5	-6.1
Northern Territory -							
2001							
September	176	169	-8.3	-25.6	189	3.7	-20.6
October	203	190	12.1	-4.6	198	4.6	-9.9
November	237	218	14.7	14.6	207	4.9	0.2
December	140	225	3.4	19.0	217	4.4	7.7
2002							
January	216	239	6.3	11.4	224	3.4	12.4
February	195	211	-11.8	-4.6	230	2.5	15.4

The above data are based on information provided by the following newspapers: *The West Australian* (Western Australia); *The Mercury, The Examiner* and *The Advocate* (Tasmania); *The Canberra Times* (Australian Capital Territory); and *The NT News* (Northern Territory). (r) Revised following the annual re-analysis of seasonal factors by the ABS.

ANZ Job Advertisements series

Average number of internet job advertisements per week (a) – Australia

	Internet advertisements			*Combined newspaper and internet advertisements (d)*		
		P.c. change over			*P.c. change over*	
	Number	*Month*	*Year*	*Number*	*Month*	*Year*
2000 -						
February	70,107	7.8	..	103,532	14.1	..
March	76,001	8.4	..	108,187	4.5	..
April	81,758	7.6	..	108,717	0.5	..
May	90,413	10.6	..	122,156	12.4	..
June	98,447	8.9	..	127,926	4.7	..
July	102,869	4.5	57.5	132,921	3.9	39.6
August	108,397	5.4	51.3	138,306	4.1	34.0
September	109,525	1.0	37.9	134,868	-2.5	19.3
October	106,654	-2.6	34.0	134,015	-0.6	18.9
November	103,991	-2.5	34.2	128,230	-4.3	18.0
December	89,912	-13.5	27.6	104,272	-18.7	16.3
2001 -						
January	83,471	-7.2	28.4	106,197	1.8	17.0
February	89,649	7.4	27.9	114,145	7.5	10.3
March	89,416	-0.3	17.7	111,103	-2.7	2.7
April	84,371	-5.6	3.2	102,079	-8.1	-6.1
May	82,343	-2.4	-8.9	102,712	0.6	-15.9
June	80,816	-1.9	-17.9	100,190	-2.5	-21.7
July (b)	79,421	-1.7	-22.8	99,996	-0.2	-24.8
August (c)	79,247	-0.2	-26.9	100,741	0.7	-27.2
September	78,482	-1.0	-28.3	100,388	-0.4	-25.6
October	73,337	-6.6	-31.2	94,165	-6.2	-29.7
November (e)	67,797	-7.6	-34.8	87,615	-7.0	-31.7
December (e)	53,380	-21.3	-40.6	65,280	-25.5	-37.4
2002 -						
January	51,074	-4.3	-38.8	71,622	9.7	-32.6
February	64,178	25.7	-28.4	87,275	21.9	-23.5

(a) The above data represent the average number of advertisements carried by each of the sites contributing to the series on the same day of each week in the month indicated. The day (which is not necessarily the same for each site) is selected by the site operator as broadly representative of its activity levels. (b) Series break due to the exclusion of a (small) site. (c) Partially estimated using data for one week from one site. (d) Compiled using the original (not seas. adj.) data for newspapers. Because of differences in the way in which the newspaper and internet series are compiled, the sum of the two should be interpreted with considerable caution. (e) Partly estimated due to the unavailability of data from one site which represents about 4% of the total internet series. The estimate assumes that the number of advertisements on this site has changed in the same proportion as the average number of advertisements on the other four sites.

The above data are based on information provided by the operators of the following sites: *Seek.com.au*; *Jobnet.com.au*; *tmp.worldwide e-resourcing*; *Employment.com.au*, and the Department of Employment, Workplace Relations and Small Business' (DEWRSB) Australian Job Search site, *jobsearch.gov.au*. The data may be revised if and when additional site operators are included.

ANZ is represented in:

AUSTRALIA by: Australia and New Zealand Banking Group Ltd ACN 005 357 522 100 Queen Street Melbourne, Victoria 3000 Telephone: (61 3) 9273 5555 Fax (61 3) 9273 6142	NEW ZEALAND by: ANZ Banking Group (New Zealand) Limited Level 10, 215-229 Lambton Quay Wellington, New Zealand Telephone (64 4) 496 7000 Fax (64 4) 496 7360
UNITED KINGDOM by: Australia and New Zealand Banking Group Ltd Minerva House PO Box 7, Montague Close London, SE1 9DH, United Kingdom Telephone (44 171) 378 2121 Fax (44 171) 378 2378	UNITED STATES OF AMERICA by: ANZ Securities, Inc. (Member of NASD and SIPC) 6th Floor, 1177 Avenue of the Americas New York, NY 10036 United States of America Telephone (1-212) 801 9610 Fax (1-212) 801 9163

Media Release

Qantas Telstra Visa Card
FLY FASTER



CHANGES TO QANTAS TELSTRA VISA CARD

SYDNEY, 8 March 2002 The Qantas Telstra Visa Card (QTVC) program partners today announced changes to the branded Qantas Telstra Visa Card with account holders earning Qantas Frequent Flyer points directly from 24 June 2002, instead of earning Qantas Telstra Visa Reward Points which most people redeem for Frequent Flyer points.

Qantas Group General Manager Marketing Curtis Davies said the program was changing because Qantas Frequent Flyer points were favoured by most QTVC account holders.

"Current account holders have until 14 June to use their Qantas Telstra Visa Card Reward Points to claim other Qantas, ANZ or Telstra Rewards.

"Additionally, from 1 March until 23 June, new and current active account holders will receive Qantas Frequent Flyer program membership at no additional cost.

"All remaining QTVC Reward Points on 23 June 2002 will automatically be redeemed for the equivalent number of Qantas Frequent Flyer points and will appear on the QTVC account holder's Qantas Frequent Flyer account," he said.

Under the new scheme the card will be known as the Qantas ANZ Visa Card but cardholders can continue to use their existing cards. Telstra will change from a program partner to a standard bonus partner, with customers now earning two Qantas Frequent Flyer points per dollar spent on selected Telstra products and services.

ANZ Managing Director Cards and ePayments, Brian Hartzer said the Qantas ANZ Visa Card would be the only Australian credit card program that provided Qantas Frequent Flyer points directly.

"Account Holders will be notified of the changes in writing during March," he said.

Customers can call the Rewards Centre on 1300 363 747 Monday to Friday from 09.00am until 5.00pm for more information. Other conditions apply.

Issued by Qantas Public Affairs (Q2651)
Media Enquiries: **Melissa Thomson**
Tel: 02-9691 3013

Paul Edwards, ANZ
Tel: 03-9273 6955 or 0409-655 550

Tarnya Dunning, Telstra
Tel: 02-8255 4439 or 0418-299 157

Media release Friday March 8, 2002

Telstra Visa Card and Telstra Visa Business Card program changes

The Telstra Visa Card and Telstra Visa Business Card Program Partners, ANZ and Telstra, today announced changes to these card programs, effective April 1, 2002.

ANZ will solely manage the card rewards programs as Telstra's role changes from a Program Partner to a Bonus Partner. Accrued reward points for the Telstra Visa Card and Telstra Visa Business Card Programs will remain valid and will transfer to the revised scheme.

ANZ Managing Director Cards and ePayments, Mr Brian Hartzer said one reward point would continue to be earned for every eligible dollar spent using these cards.

"And, Telstra will now offer one bonus reward point for every dollar spent on these cards for eligible Telstra products and services," he said.

"Accumulated reward points from Telstra Visa Cards will also no longer be transferable to a Qantas Telstra Visa Card."

Mr Brian Hartzer said that Telstra Visa Cards and Telstra Visa Business Cards continue to offer excellent general rewards programs.

Customers are being notified of the changes in writing during March.

The Qantas Telstra Visa Card (QTVC) partners also announced changes to the QTVC program today.

For media enquiries, contact:
Paul Edwards
Head of Group Media Relations, ANZ
Telephone: 03-9273 6955 or 0409-655 550

Tarnya Dunning
Telstra Public Affairs
Telephone: 02 8255 4439 or 0418 299 157

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name SAURINE, BRETT LESLIE
address 3/81A BIRRIGA ROAD
BELLEVUE HILL, NSW, 2023

date of birth 27/09/1972 place of birth COFFS HARBOUR, NSW
date commenced 12/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address GROUND FLOOR, 20 MARTIN PLACE
SYDNEY, NSW, 2000

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ *re-issue of proper authority due to a licence variation*

reps name THOMPSON, WENDY ELIZABETH
address 14/14 YENDON ROAD
GLENHUNTLY, VIC, 3163

date of birth 05/04/1966 place of birth MELBOURNE, VIC
date commenced 12/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 24
303 COLLINS STREET,
MELBOURNE, VIC, 3000

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name COHEN, ESTHER TOVA
address 48 BALACLAVA ROAD
EAST ST KILDA, VIC, 3183

date of birth 15/10/1969 place of birth MELBOURNE, VIC
date commenced 12/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 24
530 COLLINS STREET,
MELBOURNE, VIC, 3000

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name GALLAGHER, SARAH FRANCES
address 37 DORRINGTON AVENUE
GLEN IRIS, VIC, 3146

date of birth 21/09/1973 place of birth MELBOURNE, VIC
date commenced 12/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 24
530 COLLINS STREET,
MELBOURNE, VIC, 3000

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ *re-issue of proper authority due to a licence variation*

reps name BUCHE, JENS HELMUT
address 28/243 BLACKBURN ROAD
DONCASTER EAST, VIC, 3109

date of birth 20/10/1951 place of birth BREMEN, GERMANY
date commenced 12/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 24
530 COLLINS STREET,
MELBOURNE, VIC, 3000

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name NASTOS, MARY
address 5 ROBERT STREET
LALOR, VIC, 3075

date of birth 02/10/1977 place of birth MELBOURNE, VIC
date commenced 12/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 24
530 COLLINS STREET,
MELBOURNE, VIC, 3000

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY
sign here [signature] date 12/03/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission

form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name GOODWIN, JOHN KENNETH
address 147 DEEPWATER ROAD
CASTLE COVE, NSW, 2069

date of birth 16/11/1954 place of birth ENGLAND, UNITED KINGDOM
date commenced 08/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address GROUND FLOOR, 20 MARTIN PLACE
SYDNEY, NSW, 2000

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name TEHAN, DAVID ANTHONY
address 502/1A CLEMENT PLACE
RUSHCUTTERS BAY, NSW, 2011

date of birth 24/02/1976 place of birth MANSFIELD, VIC
date commenced 08/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 749 ANZAC PARADE
MAROUBRA JUNCTION, NSW, 2035

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name FRAWLEY, MICHAEL SCOTT
address 12 TASMAN STREET
BONDI, NSW, 2026

date of birth 15/04/1970 place of birth BRISBANE, QLD
date commenced 08/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 410 OXFORD STREET
BONDI JUNCTION, NSW, 2022

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name TRAN, THANHA
address 73 SACKVILLE STREET
FAIRFIELD, NSW, 2165

date of birth 04/04/1972 place of birth VIETNAM, VIETNAM
date commenced 08/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 91 WARE STREET
FAIRFIELD, NSW, 2165

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 08/03/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission — form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name TORTUL, DANILO
address 6 FISCHER STREET
COBURG, VIC, 3058

date of birth 08/11/1967 place of birth MELBOURNE, VIC
date commenced 01/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 21
530 COLLINS STREET,
MELBOURNE, VIC, 3000

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name D'NETTO, NICOLE ANN
address 9/4 ANGUS STREET
AINSLIE, ACT, 2602

date of birth 13/07/1977 place of birth CANBERRA, ACT
date commenced 01/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 25 PETRIE PLAZA
CANBERRA CITY, ACT, 2601

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name O'NEILL, NICHOLAS JOHN
address 9/268 CROWN STREET
SURRY HILLS, NSW, 2010

date of birth 27/08/1976 place of birth SYDNEY, NSW
date commenced 01/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 53 WALKER STREET
NORTH SYDNEY, NSW, 2060

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name WILLIAMS, MELANIE LOUISE
address 1/92 WICHMANN ROAD
ATTADALE, WA, 6158

date of birth 12/01/1978 place of birth PERTH, WA
date commenced 01/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 77 ST. GEORGES TERRACE
PERTH, WA, 6000

Details of representatives (continued)

- ☒ commenced to hold proper authority
- ☐ ceased to hold proper authority
- ☐ re-issue of proper authority due to a licence variation

reps name LINDSTROM, TONY ARTHUR
address 44 TERALBA ROAD
BROADMEADOW, NSW, 2292

date of birth 09/05/1971 place of birth NEWCASTLE, NSW
date commenced 01/03/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 19 WILLIAMS STREET
RAYMOND TERRACE, NSW, 2324

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 01/03/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ *re-issue of proper authority due to a licence variation*

reps name SCHUSTER, DAVID JOHN
address 22 RENNER COURT
MALAK, NT, 0812

date of birth 05/03/1964 place of birth BORDERTOWN, SA
date commenced 11/09/1996
date ceased 25/02/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 43 THE MALL
DARWIN, NT, 0800

Details of representatives (continued)

- ☐ commenced to hold proper authority
- ☒ ceased to hold proper authority
- ☐ re-issue of proper authority due to a licence variation

reps name SMITH, MICHELLE RAE
address 19 SHOWJUMP CRESCENT
ENDEAVOUR HILLS, VIC, 3802

date of birth 02/06/1967 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased 26/02/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 533 BLACKBURN ROAD
MOUNT WAVERLEY, VIC, 3149

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 01/03/2002

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 28 / 02 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	504	$18.33	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 07 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,500	$14.63	$0.00
ORD	1,250	$14.92	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature]

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. REQ-A CASH. REQ-P PROC.

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 05 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.63	$0.00
ORD	750	$14.92	$0.00
ORD	7,500	$11.81	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 08 / 03 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 04 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	875	$17.05	$0.00
ORD	1,250	$14.92	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 05 / 03 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 27 / 02 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,500	$14.63	$0.00
ORD	1,250	$14.92	$0.00
ORD	625	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] ... / 03 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 26 / 02 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,500	$14.63	$0.00
ORD	375	$17.05	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here date 08 / 03 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 28 / 02 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	732	$0.00	$0.00

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 08 / 03 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 08 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.63	$0.00
ORD	375	$13.70	$0.00
ORD	10,000	$11.44	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] 08 03 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 28 / 02 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	41,628	$0.00	$0.00

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 08 / 03 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

207 page 1/1 15 July 2001

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 15 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,250	$14.63	$0.00
ORD	625	$13.70	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] 15 03 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 12 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.63	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 15 / 03 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 14 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,016	$0.00	$0.00

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] 15 / 03 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 18 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,500	$14.63	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here

207 page 1/1 15 July 2001

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 20 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	10,000	$10.34	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 21 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.63	$0.00
ORD	1,250	$14.92	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 25 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	3,750	$14.63	$0.00
ORD	3,750	$14.92	$0.00
ORD	7,875	$13.70	$0.00
ORD	1,375	$17.05	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 25 / 03 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	10,000	$14.34	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here

ASIC registered agent number 7159
lodging party or agent name ANZ BANK
office, level building name or PO Box no. LEVEL 6
street number & name 100 QUEEN STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03)92736141
facsimile (03)92736142
DX number suburb/city

208 page 1/2 15 July 2001

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	1016	14/03/02

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ ***The issue was made under a contract not reduced to writing.***

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☒ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) 28 /02/ 02

summary of the provisions of the relevant resolution or other authority: RESOLUTIONS OF THE SHARES COMMITTEE OF THE BOARD PASSED ON 28/02/02 APPROVING ISSUE OF 1,016 ORDINARY FULLY PAID SHARES TO ONE SHAREHOLDER IN THE BONUS OPTION PLAN AT RECORD DATE ON 8/11/01. COPY OF BONUS OPTION PLAN RULES PREVIOUSLY PROVIDED.

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details:

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 15/03/02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ BANK
office, level, building name or PO Box no. LEVEL 6
street number & name 100 QUEEN STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03)92736141
facsimile (03)92736142
DX number suburb/city

208 page 1/2 15 July 2001

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	41628	28/02/02

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☒ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules: Rule 22.1 shares issued under the ANZ Employee Share Acquisition Plan as approved by shareholders at the Company's AGM held on 21/01/98.

☐ **The issue was made in satisfaction of a *dividend declared in favour of, but not payable* in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to *pay up, or partly pay up, unissued shares to which the* shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /
summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details:

Signature

I certify that the information in this form is true and complete.

print name PETER JOHN MATHEWS capacity SECRETARY

sign here [signature] date

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ BANK
office, level building name **or** PO Box no. LEVEL 6
street number & name 100 QUEEN STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03)92736141
facsimile (03)92736142
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	732	28/02/02

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☒ **The issue was made in satisfaction of a *dividend declared in favour of, but not payable* in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to *pay up, or partly pay up, unissued shares to which the* shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) 28 / 02 / 02

summary of the provisions of the relevant resolution or other authority: RESOLUTIONS OF THE SHARES COMMITTEE OF THE BOARD PASSED ON 28/02/02 APPROVING ISSUE OF 732 ORDINARY FULLY PAID SHARES TO SHAREHOLDERS IN THE BONUS OPTION PLAN AT RECORD DATE ON 8/11/01. COPY OF BONUS OPTION PLAN RULES PROVIDED PREVIOUSLY.

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details:

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 8-3-02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name Company Secretary's Office for ANZ Bank
office, level, building name or PO Box no. Level 6
street number and name 100 Queen Street
suburb / city Melbourne state/territory Vic postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6141
DX number suburb / city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **704**

notification of
person becoming director of, or secretary to, a body corporate

Corporations Act 2001
790,
paragraph 7.3.05(a)

Type of licence

☒ dealer ☐ investment adviser

licence number 86807

Licensee details

name of licensee Australia and New Zealand Banking Group Limited
A.C.N. or A.R.B.N. 11 005 357 522

registered office address Level 6, 100 Queen Street
Melbourne
state VIC postcode 3000

Details of new appointments

If the licensee is a dealer or investment adviser, annex his or her educational qualifications, work experience and history of employment and business activities in the immediate preceding 5 years and a reference from each employer

name of person David Michael Gonski
former name of person (if any)
date of birth (d/m/y) 07 / 10 / 1953
position appointed as ☒ director ☐ secretary
residential address 7 Wolseley Crescent, Point Piper, NSW 2027
state NSW postcode 2027

date of appointment (d/m/y) 07 / 02 / 2002
Is person appointed in place of another officer? ☒ yes ☐ no
If yes, name of the other officer Gary Kenneth Toomey

name of person N/A
former name of person (if any)
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary
residential address
state postcode

date of appointment (d/m/y) / /
Is person appointed in place of another officer? ☐ yes ☐ no
If yes, name of the other officer

If the licensee is a dealer or investment adviser, annex his or her educational qualifications, work experience and history of employment and business activities in the immediate preceding 5 years and a reference from each employer

name of person n/a
former name of person (if any)
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary
residential address
state postcode

date of appointment (d/m/y) / /
Is person appointed in place of another officer? ☐ yes ☐ no
If yes, name of the other officer

name of person
former name of person (if any) n/a
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary
residential address
state postcode

date of appointment (d/m/y) / /
Is person appointed in place of another officer? ☐ yes ☐ no
If yes, name of the other officer

Complete the following in respect to each director or secretary notified above as having been appointed

Are any directors shown as having been appointed, also directors of another body corporate?

☒ yes ☐ no

If yes, specify
name of officer See Annexure 'A'
name of body corporate
place of incorporation
date of appointment / /

Do any officers shown as having been appointed have a relevant interest as determined in accordance with sections 608 and 609 of the Corporations Act 2001 in shares in any body corporate (wherever incorporated) amounting to NOT less than 10% of the aggregate of the nominal amount of all the issued shares in the body corporate?

☒ yes ☐ no

If yes, specify in respect to each body corporate in which the officer has that interest
name of officer See Annexure 'B'
name of body corporate
place of incorporation
details of relevant interest

NOTES

If answer to any of below questions is YES, specify all relevant particulars hereunder and specify the item number to which the particulars relate. In regard to item 10, if the applicant has been convicted of an offence involving dishonesty, fraud or theft, all relevant particulars must be stated.

IN REGARD TO ITEMS 11 & 13

If the licensee or, if the licensee is a body corporate, an officer of the licensee has, or had, under the law of a country other than Australia or of an external Territory, a status equivalent to that of an insolvent under administration, all relevant particulars must be stated.

In particular, if the officer is, or has been an insolvent under administration, under the *Bankruptcy Act 1966* or the law of an external Territory, include in an annexure the following particulars:

(a) if he or she was declared bankrupt:
  (i) the date on which he or she was so declared; and
  (ii) the district in which he or she was so declared; and
  (iii) his or her bankruptcy number; or

(b) if he or she has entered into a deed of arrangement, or assignment, or if his or her creditors have accepted a composition under Part X of the *Bankruptcy Act 1966*:
  (i) the district in which the deed of arrangement or assignment was entered into or the composition accepted; and
  (ii) the date of the deed of arrangement or assignment or the special resolution accepting the composition; and
  (iii) the name and address of the trustee of the deed of arrangement or assignment or of the composition; and
  (iv) the identifying number used in relation to the deed of arrangement or assignment or the composition in the office of the Registrar in Bankruptcy.

Within the last 10 years has any officer who has been shown as having been appointed (whether within Australia or overseas):

1. been licensed, registered or otherwise authorised under a law which requires licensing, registration or other authorisation to carry on any of the following activities or activities that are substantially the same:
   (i) dealing in securities (see the definition of "deal" in section 9 of the Act); or
   (ii) acting as an investment adviser (as defined in section 9 of the Act); or
   (iii) acting as a securities representative (as defined in section 94 of the Act)

   [X] yes [ ] no

2. been licensed, registered or otherwise by law to carry on any trade, business or profession?

   [X] yes [ ] no

3. been refused the right, or restricted in its, his or her right, to carry on any trade, business or profession for which a licence, registration or other authority is required by law?

   [ ] yes [X] no

4. been a member, or partner in a member firm, of a securities, futures, commodities or other exchange?

   [ ] yes [X] no

5. been suspended from membership in any securities, futures, commodities or other exchange or been disciplined by any such exchange?

   [ ] yes [X] no

6. been removed from membership or, or disciplined by, any professional body?

   [ ] yes [X] no

7. been refused membership of any securities, futures, commodities or other exchange?

   [ ] yes [X] no

8. carried on business under any name other than the name or names shown in this notice?

   [X] yes [ ] no

9. been known by any name other than the name or names shown in this notice?

   [ ] yes [X] no

10. been convicted of any offence other than a traffic offence? (see notes)

    [ ] yes [X] no

11. been subject of proceedings now pending that may lead to such a conviction? (see notes)

    [ ] yes [X] no

12. had judgement, including findings in relation to fraud, misrepresentation or dishonesty, given against it, him or her in any civil proceedings?

    [ ] yes [X] no

    If Yes, was judgement unsatisfied? [ ] yes [ ] no

13. been an insolvent under administration? (see notes)

    [ ] yes [X] no

14. been wound up, had a receiver or receiver and manager appointed, been under official management, or entered into a compromise or scheme of arrangement?

    [ ] yes [X] no

15. been engaged in the management of any bodies corporate other than those named in this form?

    [X] yes [ ] no

16. been refused a fidelity or surety bond? [ ] yes [X] no

Controlling Influence over Body Corporate which is Licensee

Does any person other than the directors of the body corporate have a controlling influence, or power to exercise a controlling influence over the management and policies of the business?

☐ yes ☒ no

If Yes, give details of

person's name (family & given names) ______

address ______

state ______ postcode ______

person's name(family & given names) ______

address ______

state ______ postcode ______

Signature

This form must be signed by a licensee or if the licensee is a body corporate, by a director or secretary of the body corporate.

print name Peter J Mathews capacity Secretary

sign here [signature] date 25/ 02/ 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

This is Annexure of 2 pages marked 'A' referred to in the form 704 notice of person becoming director of, or secretary to, a body corporate.

Signed by me and dated 25 March 2002.

....

Peter J Mathews – Secretary
Australia and New Zealand Banking Group Limited

Name of Company	Place of Incorporation	Date of Appointment
Ambon Investments Pty Limited	NSW	23 September 1997
Amondi Pty Limited	NSW	6 May 1999
Beauguin Holdings Pty Limited	NSW	7 September 1999
Beauguin Nominees Pty Limited	NSW	7 September 1999
Cibalis Pty Limited	NSW	21 February 1997
Donalisa Pty Ltd	NSW	7 June 1990
Frenseal Pty Limited	NSW	4 July 1998
Funds Nominees Pty Limited	NSW	15 June 1995
Gallium Pty. Limited	ACT	30 September 1987
Gonski Foundation Pty Limited	NSW	7 June 2001
Helal Pty Ltd	NSW	17 June 1996
Helitech Industries Pty Limited	ACT	3 April 1986
Investec Australia Limited	ACT	6 February 2002
Investec Australia Direct Investments Pty Limited	NSW	23 October 2001
Investec Wentworth Private Equity Pty Ltd	NSW	23 November 2001
Investec Wentworth Pty Limited	NSW	27 June 1988
King Elizabeth Investments Pty Ltd	NSW	3 May 2001
M.G.B. Equity Growth Nominees Pty Limited	NSW	6 April 2001
M.G.B. Equity Growth Pty Limited	NSW	24 November 1998
Macareus Pty Ltd	NSW	5 March 1982
Mankent Pty Limited	NSW	2 June 1993

Name of Company	Place of Incorporation	Date of Appointment
Matila Nominees Pty Limited	NSW	27 May 1998
Narraboth Nominees Pty Ltd	NSW	15 October 1997
Nodicorn Pty Ltd	NSW	7 July 1985
Patjon Pty Limited	NSW	20 September 1992
Pelegar Pty Ltd	NSW	17 October 1986
Sarai Pty Ltd	NSW	5 July 1985
Terablake Pty Limited	NSW	13 February 1998
The National Institute of Dramatic Art	NSW	1 January 2001
The Sydney Grammar School Superannuation Fund Pty Limited	VIC	12 May 1995
The University of New South Wales Foundation Limited	NSW	26 August 1999
Waman Pty Ltd	NSW	31 December 1986
Westfield C Fund Pty Limited	NSW	14 September 1993
Westfield Nominees Pty Ltd	NSW	11 November 1995

This is Annexure of 1 page marked 'B' referred to in the form 704 notice of person becoming director of, or secretary to, a body corporate.

Signed by me and dated 25 March 2002.

....

Peter J Mathews – Secretary
Australia and New Zealand Banking Group Limited

Name of Company	Place of Incorporation
Gallium Pty Limited	ACT
Sarai Pty Limited	New South Wales
Nudicorn Pty Limited	New South Wales
Macareus Pty Limited	New South Wales
Patjon Pty Limited	New South Wales

ASIC registered agent number 7159
lodging party or agent name Company Secretary's Office for ANZ Bank
office, level, building name or PO Box no. Level 6
street number and name 100 Queen Street
suburb / city Melbourne state/territory Vic postcode 3000
telephone (03)9273 6141
facsimile (03)9273 6142
DX number suburb / city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **802A**

notification of

person becoming director of, or secretary to, a body corporate

Type of licence

☐ futures broker ☒ futures adviser

licence number 158 577

Licensee details

name of licensee Australia and New Zealand Banking Group Limited
A.C.N. or A.R.B.N. 11 005 357 522
registered office address Level 6, 100 Queen Street
Melbourne
state VIC postcode 3000

Details of new appointments

If the licensee is a dealer or investment adviser, annex his or her educational qualifications, work experience and history of employment and business activities in the immediate preceding 5 years and a reference from each employer

name of person David Michael Gonski
former name of person (if any)
date of birth (d/m/y) 07 / 10 / 1953
position appointed as ☒ director ☐ secretary
residential address 7 Wolseley Crescent
Point Piper state NSW postcode 2027
date of appointment (d/m/y) 07 / 02 / 2002
Is the person appointed in place of another officer? ☒ yes ☐ no
If Yes, name of the other officer Gary Kenneth Toomey

name of person N/A
former name of person (if any)
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary
residential address
date of appointment (d/m/y) / /
Is the person appointed in place of another officer? ☐ yes ☐ no
If Yes, name of the other officer

If the licensee is a dealer or investment adviser, annex his or her educational qualifications, work experience and history of employment and business activities in the immediate preceding 5 years and a reference from each employer

name of person N/A
former name of person (if any)
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary

residential address
state postcode

date of appointment (d/m/y) / /

Is the person appointed in place of another officer? ☐ yes ☐ no
If Yes, name of the other officer

name of person N/A
former name of person (if any)
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary

residential address
state postcode

date of appointment (d/m/y) / /

Is the person appointed in place of another officer? ☐ yes ☐ no
If Yes, name of the other officer

Complete the following in respect to each director or secretary notified above as having been appointed

Are any directors shown as having been appointed, also directors of another body corporate?
☒ yes ☐ no

If yes, specify
name of officer See Annexure 'A'
name of body corporate
place of incorporation
date of appointment / /

Do any officers shown as having been appointed have a relevant interest as determined in accordance with Division 5 of Part 1.2 of the Corporations Act 2001 in shares in any body corporate (wherever incorporated) amounting to NOT less than 10% of the aggregate of the nominal amount of all the issued shares in the body corporate?

☒ yes ☐ no

If yes, specify in respect to each body corporate in which the officer has that interest
name of officer See Annexure 'B'
name of body corporate
place of incorporation
details of relevant interest

NOTES

If answer to any of below questions is YES, specify all relevant particulars hereunder and specify the item number to which the particulars relate. In regard to item 10, if the applicant has been convicted of an offence involving dishonesty, fraud or theft, all relevant particulars must be stated.

IN REGARD TO ITEMS 11 & 13

If the licensee or, if the licensee is a body corporate, an officer of the licensee has, or had, under the law of a country other than Australia or of an external Territory, a status equivalent to that of an insolvent under administration, all relevant particulars must be stated.
In particular, if the officer is, or has been an insolvent under administration, under the *Bankruptcy Act 1966* or the law of an external Territory, include in an annexure the following particulars:

(a) if he or she was declared bankrupt:
  (i) the date on which he or she was so declared; and
  (ii) the district in which he or she was so declared; and
  (iii) his or her bankruptcy number; or

(b) if he or she has entered into a deed of arrangement, or assignment, or if his or her creditors have accepted a composition under Part X of the *Bankruptcy Act 1966:*
  (i) the district in which the deed of arrangement or assignment was entered into or the composition accepted; and
  (ii) the date of the deed of arrangement or assignment or the special resolution accepting the composition; and
  (iii) the name and address of the trustee of the deed of arrangement or assignment or of the composition; and
  (iv) the identifying number used in relation to the deed of arrangement or assignment or the composition in the office of the Registrar in Bankruptcy.

Within the last 10 years has any officer who has been shown as having been appointed (whether within Australia or overseas):

1. been licensed, registered or otherwise authorised under a law which requires licensing, registration or other authorisation to carry on any of the following activities or activities that are substantially the same:
   (i) dealing in securities (see the definition of "deal" in section 9 of the Act); or
   (ii) acting as an investment adviser (as defined in section 9 of the Act); or
   (iii) acting as a securities representative (as defined in section 94 of the Act)

   [X] yes [ ] no

2. been licensed, registered or otherwise by law to carry on any trade, business or profession?

   [X] yes [ ] no

3. been refused the right, or restricted in its, his or her right, to carry on any trade, business or profession for which a licence, registration or other authority is required by law?

   [ ] yes [X] no

4. been a member, or partner in a member firm, of a securities, futures, commodities or other exchange?

   [ ] yes [X] no

5. been suspended from membership in any securities, futures, commodities or other exchange or been disciplined by any such exchange?

   [ ] yes [X] no

6. been removed from membership or, or disciplined by, any professional body?

   [ ] yes [X] no

7. been refused membership of any securities, futures, commodities or other exchange?

   [ ] yes [X] no

8. carried on business under any name other than the name or names shown in this notice?

   [X] yes [ ] no

9. been known by any name other than the name or names shown in this notice?

   [ ] yes [X] no

10. been convicted of any offence other than a traffic offence? (see notes on page 5 & 6)

    [ ] yes [X] no

11. been subject of proceedings now pending that may lead to such a conviction? (see notes)

    [ ] yes [X] no

12. had judgement, including findings in relation to fraud, misrepresentation or dishonesty, given against it, him or her in any civil proceedings?

    [ ] yes [X] no

    If Yes, was judgement unsatisfied? [ ] yes [ ] no

13. been an insolvent under administration? (see notes)

    [ ] yes [X] no

14. been wound up, had a receiver or receiver and manager appointed, been under official management, or entered into a compromise or scheme of arrangement?

    [ ] yes [X] no

15. been engaged in the management of any bodies corporate other than those named in this form?

    [X] yes [ ] no

16. been refused a fidelity or surety bond? [ ] yes [X] no

Controlling Influence over Body Corporate which is Licensee

Does any person other than the directors of the body corporate have a controlling influence, or power to exercise a controlling influence over the management and policies of the business?

☐ yes ☒ no

If Yes, give details of

person's name (family & given names) ______

address ______

person's name (family & given names) ______

address ______

Signature

This form must be signed by a licensee or if the licensee is a body corporate, by a director or secretary of the body corporate.

print name Peter J Mathews capacity Secretary

sign here [signature] date 25 /03 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

This is Annexure of 2 pages marked 'A' referred to in the form 802A notice of person becoming director of, or secretary to, a body corporate.

Signed by me and dated 25 March 2002.

....

Peter J Mathews – Secretary
Australia and New Zealand Banking Group Limited

Name of Company	Place of Incorporation	Date of Appointment
Ambon Investments Pty Limited	NSW	23 September 1997
Amondi Pty Limited	NSW	6 May 1999
Beauguin Holdings Pty Limited	NSW	7 September 1999
Beauguin Nominees Pty Limited	NSW	7 September 1999
Cibalis Pty Limited	NSW	21 February 1997
Donalisa Pty Ltd	NSW	7 June 1990
Frenseal Pty Limited	NSW	4 July 1998
Funds Nominees Pty Limited	NSW	15 June 1995
Gallium Pty. Limited	ACT	30 September 1987
Gonski Foundation Pty Limited	NSW	7 June 2001
Helal Pty Ltd	NSW	17 June 1996
Helitech Industries Pty Limited	ACT	3 April 1986
Investec Australia Limited	ACT	6 February 2002
Investec Australia Direct Investments Pty Limited	NSW	23 October 2001
Investec Wentworth Private Equity Pty Ltd	NSW	23 November 2001
Investec Wentworth Pty Limited	NSW	27 June 1988
King Elizabeth Investments Pty Ltd	NSW	3 May 2001
M.G.B. Equity Growth Nominees Pty Limited	NSW	6 April 2001
M.G.B. Equity Growth Pty Limited	NSW	24 November 1998
Macareus Pty Ltd	NSW	5 March 1982
Mankent Pty Limited	NSW	2 June 1993
Matila Nominees Pty Limited	NSW	27 May 1998
Narraboth Nominees Pty Ltd	NSW	15 October 1997

Name of Company	Place of Incorporation	Date of Appointment
Nodicorn Pty Ltd	NSW	7 July 1985
Patjon Pty Limited	NSW	20 September 1992
Pelegar Pty Ltd	NSW	17 October 1986
Sarai Pty Ltd	NSW	5 July 1985
Terablake Pty Limited	NSW	13 February 1998
The National Institute of Dramatic Art	NSW	1 January 2001
The Sydney Grammar School Superannuation Fund Pty Limited	VIC	12 May 1995
The University of New South Wales Foundation Limited	NSW	26 August 1999
Waman Pty Ltd	NSW	31 December 1986
Westfield C Fund Pty Limited	NSW	14 September 1993
Westfield Nominees Pty Ltd	NSW	11 November 1995

This is Annexure of 1 page marked 'B' referred to in the form 802A notice of person becoming director of, or secretary to, a body corporate.

Signed by me and dated 25 March 2002.

....

Peter J Mathews – Secretary
Australia and New Zealand Banking Group Limited

Name of Company	Place of Incorporation
Gallium Pty Limited	ACT
Sarai Pty Limited	New South Wales
Nudicorn Pty Limited	New South Wales
Macareus Pty Limited	New South Wales
Patjon Pty Limited	New South Wales

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ACN, ARBN or ARSN

ABN 11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,361
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with *an existing +class of quoted +securities?* If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with present ordinary shares.
5	Issue price or consideration	732 shares at nil consideration 504 shares at $18.33 each 7,500 shares at $11.81 each 5,250 shares at $14.63 each 4,500 shares at $14.92 each 625 shares at $13.70 each 1,250 shares at $17.05 each 20,361 shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 732 shares issued under the Bonus Option Plan • 504 shares issued under the Dividend Reinvestment Plan • 19,125 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,875 shares on 26 February 2002 3,375 shares on 27 February 2002 1,236 shares on 28 February 2002 2,125 shares on 4 March 2002 9,000 shares on 5 March 2002 2,750 shares on 7 March 2002 20,361 shares

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,495,630,421	Ordinary fully paid
		1,129,766	Options on issue paid to 1 cent.
		30,180,119	Options on issue with no subscription paid.
		64,016,000	1998 Redeemable Preference Shares.
		60,016,000	1998 Redeemable Preference Shares (Series 2).

9	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

10	Is security holder approval required?	
11	Is the issue renounceable or non-renounceable?	
12	Ratio in which the +securities will be offered	
13	+Class of +securities to which the offer relates	
14	+Record date to determine entitlements	
15	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
16	Policy for deciding entitlements in relation to fractions	
17	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
18	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

19	Names of any underwriters	
20	Amount of any underwriting fee or commission	
21	Names of any brokers to the issue	
22	Fee or commission payable to the broker to the issue	
23	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
24	If the issue is contingent on +security holders' approval, the date of the meeting	
25	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
26	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
27	Date rights trading will begin (if applicable)	
28	Date rights trading will end (if applicable)	
29	How do +security holders sell their entitlements *in full* through a broker?	
30	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
31	How do +security holders dispose of their entitlements (except by sale through a broker)?	
32	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

33 Type of securities
(*tick one*)

(a) [✓] *Securities described in Part 1*

(b) [ ] *All other securities*

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 33(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 40)

Tick to indicate you are providing the information or documents

34 [ ] The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

35 [ ] A distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

Entities that have ticked box 33(b)

36 Number of securities for which +quotation is sought	
37 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

38 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- *the extent to which they do not rank* equally, other than in relation to the next dividend, distribution or interest payment

39 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

40 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

41 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 7 March 2002

Print name: Peter John Mathews

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ACN, ARBN or ARSN

ABN 11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	52,753
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with present ordinary shares.
5	Issue price or consideration	41,628 shares at nil consideration 10,000 shares at $11.44 each 750 shares at $14.63 each 375 shares at $13.70 each 52,753
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 41,628 shares issued under the ANZ Employee Share Acquisition Plan in the name of ANZEST Pty Ltd as trustee holding the shares for the beneficial interest of eligible employees. • 11,125 shares issued on the exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	• 41,628 shares on 28 February 2002 • 11,125 shares on 8 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,495,641,546	Ordinary fully paid
		1,129,766	Options on issue paid to 1 cent.
		30,168,994	Options on issue with no subscription paid.
		64,016,000	1998 Redeemable Preference Shares.

+ See chapter 19 for defined terms.

	60,016,000	1998 Redeemable Preference Shares (Series 2).
9 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.	

Part 2 - Bonus issue or pro rata issue

10	Is security holder approval required?	
11	Is the issue renounceable or non-renounceable?	
12	Ratio in which the +securities will be offered	
13	+Class of +securities to which the offer relates	
14	+Record date to determine entitlements	
15	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
16	Policy for deciding entitlements in relation to fractions	
17	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
18	Closing date for receipt of acceptances or renunciations	
19	Names of any underwriters	
20	Amount of any underwriting fee or commission	
21	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

22	Fee or commission payable to the broker to the issue	
23	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
24	If the issue is contingent on +security holders' approval, the date of the meeting	
25	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
26	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
27	Date rights trading will begin (if applicable)	
28	Date rights trading will end (if applicable)	
29	How do +security holders sell their entitlements *in full* through a broker?	
30	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
31	How do +security holders dispose of their entitlements (except by sale through a broker)?	
32	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

33- Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 33(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 40)

Tick to indicate you are providing the information or documents

34 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

35 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

Entities that have ticked box 33(b)

36 Number of securities for which +quotation is sought

37 *Class of +securities for which quotation is sought*

38 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

39 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

40 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

All entities

Fees

41 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 8 March 2002

Print name: Peter John Mathews

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ACN, ARBN or ARSN

ABN 11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,641
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with present ordinary shares.
5	Issue price or consideration	1,016 shares at nil consideration 3,000 shares at $14.63 each 625 shares at $13.70 each 4,641
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 1,016 shares issued under the Bonus Option Plan. • 3,625 shares issued on the exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	• 750 shares on 12 March 2002 • 1,016 shares on 14 March 2002 • 3,625 shares on 15 March 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,495,646,187	Ordinary fully paid
1,129,766	Options on issue paid to 1 cent.
30,165,170	Options on issue with no subscription paid.
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

9	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

10	Is security holder approval required?	
11	Is the issue renounceable or non-renounceable?	
12	Ratio in which the +securities will be offered	
13	+Class of +securities to which the offer relates	
14	+Record date to determine entitlements	
15	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
16	Policy for deciding entitlements in relation to fractions	
17	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
18	Closing date for receipt of acceptances or renunciations	
19	Names of any underwriters	
20	Amount of any underwriting fee or commission	
21	Names of any brokers to the issue	
22	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

23	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
24	If the issue is contingent on +security holders' approval, the date of the meeting	
25	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
26	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
27	Date rights trading will begin (if applicable)	
28	Date rights trading will end (if applicable)	
29	How do +security holders sell their entitlements *in full* through a broker?	
30	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
31	How do +security holders dispose of their entitlements (except by sale through a broker)?	
32	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

33 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 33(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 40)

Tick to indicate you are providing the information or documents

34 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

35 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

Entities that have ticked box 33(b)

36	Number of securities for which +quotation is sought	
37	Class of +securities for which quotation is sought	
38	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
39	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period	

40 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

All entities

Fees

41 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 15 March 2002

Print name: Karen Ka-Leng Phillips

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	10,000 shares at $10.34 each 10,000 shares at $14.34 each 6,000 shares at $14.63 each 5,000 shares at $14.92 each 7,875 shares at $13.70 each 1,375 shares at $17.05 each 40,250 shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	• 1,500 shares on 18 March 2002 • 10,000 shares on 20 March 2002 • 2,000 shares on 21 March 2002 • 26,750 shares on 25 March 2002 40,250 shares

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,495,686,437	Ordinary fully paid

+ See chapter 19 for defined terms.

Number	+Class
31,254,885	Options on issue with no subscription paid.
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of	

+ See chapter 19 for defined terms.

their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	—
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary   Date: 26 March 2002

Print name: Peter John Mathews

== == == == ==

+ See chapter 19 for defined terms.

Form **604**

Corporations Act 2001
Section 671B

Notice of change in interests of substantial holder

To Company Name MultiEmedia Limited

ACN/ARSN 003 237 303

1. Details of substantial holder

Name **Australia and New Zealand Banking Group Limited (ANZ)**

ACN/ARSN (if applicable) **11 005 357 522**

There was a change in the interests of the substantial holder on 20 March 2002.

The previous notice was given to the company on 28 September 2001.

The previous notice was dated 02 October 2001.

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 5 pages annexed to this notice and marked Schedule 'A'.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power %	Person's votes	Voting power %
Ordinary	35,486,827	9.20	35,486,827	6.70

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
19/03/02	ANZ	An increase in capital by MultiEmedia Limited	N/a	Nil	Nil

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ANZ	ANZ	ANZ	ANZ has a relevant interest in the shares by being the owner of them	35,486,827 ordinary shares	35,486,827

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Schedule 'C' attached.	Ceased to be an associate as a result of sale or deregistration or become an associate as a result of incorporation, re-classification or acquisition.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne
ANZ Subsidiaries	As per Schedule 'B' attached.

Signature

print name Peter John Mathews capacity Secretary

sign here [signature] date 22/03/2001

Annexure "A

This is the Annexure of five (5) pages marked "A" referred to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 22 March 2002

....

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	2
Australia	Capel Court International Investments Pty Ltd		2
Australia	Capel Court Management Limited		2
Australia	Valuta Group Pty. Limited		2
Australia	Valuta (No. 2) Pty. Limited		2
Australia	Valuta Properties Pty. Limited		2
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Financial Products Pty Ltd		2
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	ANZ Property Holdings Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6

Annexure "A

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited		1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZ Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in		10

Annexure "A

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
	liquidation)		
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		5
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ General Partner Pty Ltd		2
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
Australia	ANZ Life Assurance Company Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Managed Investments Limited		1
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ MRP Pty Ltd		2
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
Australia	ANZ Payment Services Pty Limited		1
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York, USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1

Annexure "A

Domicile	**Australia and New Zealand Banking Group Limited**	% Owned	Reg Office
Australia	ANZ Rural Products Pty Ltd		2
Australia	ANZ Securities (Holdings) Limited		2
Australia	ANZ Futures Limited		2
Australia	ANZIB Specialist Asset Management Limited		2
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities (USA) Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		2
Australia	ANZ Securities (Entrepot) Pty Ltd		2
Australia	ANZ Securities (Nominee) Pty Ltd		2
Australia	ANZ Underwriting Limited		2
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Eauto Pty Ltd		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	Esanda (Wholesale) Proprietary Limited		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	International Corporate Park Management Pty Ltd	*4.6	1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1

Annexure "A

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 12 Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		2
Australia	G-BNWG Aircraft Pty Ltd		2
Australia	G-BNWK Aircraft Pty Ltd		2
Australia	G-BNWP Aircraft Pty Ltd		2
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Australia	Orchard Investments Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85	21
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.

* Controlled directly by ANZ, not shareholder.

Annexure "B"

This is the Annexure of one (1) page marked "B" referred to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 22 March 2002

....

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Registered Offices

1. Level 6, 100 Queen Street, Melbourne, Australia 3000
2. Level 12, 530 Collins Street, Melbourne, Australia 3000
3. C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4. Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands
5. Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands
6. Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7. Beach Road, Apia, Samoa
8. C/O KPMG, KPMG House, Rue Pasteur, Port Villa, Vanuatu
9. Shariff Chamber, 14 Cunningham Road, Bangalore, India 560052
10. Ugland House, South Church Street, Grand Cayman, Cayman Islands
11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
13. 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
14. Minerva House, Montague Close, London, SE1 9DH England
15. 20 Raffles Place, #17-00 Ocean Towers, Singapore 048620
16. 51 Bras Basah Road #08-03 Plaza by the Park, Singapore 189554
17. Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong
18. Level 11, 12 Moore Street, Canberra ACT 2601
19. Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
21. Ground & 1st Floor, Panin Bank Centre, JI Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
22. Amerika Samoa Bank Building, Fagatogo, American Samoa
23. Groeselaan 18, 3521 CB Utrecht, Netherlands
24. PO Box 66, Bairiki, Tarawa, Republic of Kiribati
25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA

Annexure "C"

This is the Annexure of one (1) page marked "C" referred to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 22 March 2002

....

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
Australia	ANZ Finance (Far East) Pty Ltd		1
Australia	AFT (Canberra) Limited		1
Australia	Glen Gala Estates Pty Limited		1
Australia	T. & C. Management Pty. Ltd.		1
Australia	Town and Country Properties Ltd		1
Australia	Greater Pacific Nominees Pty. Ltd.		1
Australia	Esanda Asset Finance Limited		1
Australia	Esanda Equipment Credit Pty Limited		1
Australia	Finance Corporation of Australia Limited		1

Form **604**
Corporations Act 2001
Section 671B

Amended Notice of change in interests of substantial holder

To Company Name	MultiEmedia Limited
ACN/ARSN	003 237 303

1. Details of substantial holder

Name	**Australia and New Zealand Banking Group Limited (ANZ)**
ACN/ARSN (if applicable)	**11 005 357 522**

There was a change in the interests of the substantial holder on 20 March 2002.

The previous notice was given to the company on 22 March 2002.

The previous notice was dated 22 March 2002.

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 5 pages annexed to this notice and marked Schedule 'A'.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate *had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:*

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power %	Person's votes	Voting power %
Ordinary	35,486,827	9.20	35,486,827	6.70

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company *or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:*

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
19/03/02	ANZ	An increase in capital by MultiEmedia Limited	N/a	Nil	Nil

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are restated as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ANZ	Katmandu Investments Pty Ltd	ANZ	A Share Sale Agreement dated 28 September 2001 which contains an option to acquire 35,486,827 ordinary shares in the future	35,486,827 ordinary shares	Nil

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Schedule 'C' attached.	Ceased to be an associate as a result of sale or deregistration or become an associate as a result of incorporation, re-classification or acquisition.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne
ANZ Subsidiaries	As per Schedule 'B' attached.

Signature

print name Peter John Mathews capacity Secretary

sign here [signature] date 25/03/2001

Annexure "A

This is the Annexure of five (5) pages marked "A" referred to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 25 March 2002

....

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	2
Australia	Capel Court International Investments Pty Ltd		2
Australia	Capel Court Management Limited		2
Australia	Valuta Group Pty. Limited		2
Australia	Valuta (No. 2) Pty. Limited		2
Australia	Valuta Properties Pty. Limited		2
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Financial Products Pty Ltd		2
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	ANZ Property Holdings Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6

Annexure "A

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited		1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZ Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in		10

Annexure "A

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
	liquidation)		
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		5
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ General Partner Pty Ltd		2
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
Australia	ANZ Life Assurance Company Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Managed Investments Limited		1
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ MRP Pty Ltd		2
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
Australia	ANZ Payment Services Pty Limited		1
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York, USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1

Annexure "A

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	ANZ Rural Products Pty Ltd		2
Australia	ANZ Securities (Holdings) Limited		2
Australia	ANZ Futures Limited		2
Australia	ANZIB Specialist Asset Management Limited		2
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities (USA) Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		2
Australia	ANZ Securities (Entrepot) Pty Ltd		2
Australia	ANZ Securities (Nominee) Pty Ltd		2
Australia	ANZ Underwriting Limited		2
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Eauto Pty Ltd		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	Esanda (Wholesale) Proprietary Limited		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	International Corporate Park Management Pty Ltd	*4.6	1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1

Annexure "A

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 12 Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		2
Australia	G-BNWG Aircraft Pty Ltd		2
Australia	G-BNWK Aircraft Pty Ltd		2
Australia	G-BNWP Aircraft Pty Ltd		2
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Australia	Orchard Investments Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85	21
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.

* Controlled directly by ANZ, not shareholder.

Annexure "B"

This is the Annexure of one (1) page marked "B" referred to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 25 March 2002

....

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Registered Offices

1. Level 6, 100 Queen Street, Melbourne, Australia 3000
2. Level 12, 530 Collins Street, Melbourne, Australia 3000
3. C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4. Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands
5. Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands
6. Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7. Beach Road, Apia, Samoa
8. C/O KPMG, KPMG House, Rue Pasteur, Port Villa, Vanuatu
9. Shariff Chamber, 14 Cunningham Road, Bangalore, India 560052
10. Ugland House, South Church Street, Grand Cayman, Cayman Islands
11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
13. 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
14. Minerva House, Montague Close, London, SE1 9DH England
15. 20 Raffles Place, #17-00 Ocean Towers, Singapore 048620
16. 51 Bras Basah Road #08-03 Plaza by the Park, Singapore 189554
17. Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong
18. Level 11, 12 Moore Street, Canberra ACT 2601
19. Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
21. Ground & 1st Floor, Panin Bank Centre, JI Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
22. Amerika Samoa Bank Building, Fagatogo, American Samoa
23. Groeselaan 18, 3521 CB Utrecht, Netherlands
24. PO Box 66, Bairiki, Tarawa, Republic of Kiribati
25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA

Annexure "C"

This is the Annexure of one (1) page marked "C" referred to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 25 March 2002

....

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
Australia	ANZ Finance (Far East) Pty Ltd		1
Australia	AFT (Canberra) Limited		1
Australia	Glen Gala Estates Pty Limited		1
Australia	T. & C. Management Pty. Ltd.		1
Australia	Town and Country Properties Ltd		1
Australia	Greater Pacific Nominees Pty. Ltd.		1
Australia	Esanda Asset Finance Limited		1
Australia	Esanda Equipment Credit Pty Limited		1
Australia	Finance Corporation of Australia Limited		1

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By

....
PETER JOHN MATHEWS
Secretary
Australia and New Zealand Banking Group Limited
4 April 2002